FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024 Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Deputy General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Deputy General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with (i): the execution and delivery of the Sixth Supplemental Indenture, dated as of July 23, 2024 between Royal Bank of Canada and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as Trustee, to the Indenture dated as of October 23, 2003 and (ii) the issuance of the following Senior Global Medium-Term Notes, Series J (the “Notes”) by Royal Bank of Canada (the “Bank”) on the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-275898):

•	$1,250,000,000 aggregate principal amount of 5.069% Senior Fixed Rate/Floating Rate Notes, Due July 23, 2027

•	$700,000,000 aggregate principal amount of Senior Floating Rate Notes, Due July 23, 2027

•	$1,300,000,000 aggregate principal amount of 4.969% Senior Fixed Rate/Floating Rate Notes, Due August 2, 2030

EXHIBITS

Exhibit	Description of Exhibit

4.1	Sixth Supplemental Indenture dated as of July 23, 2024 between Royal Bank of Canada and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as Trustee, to the Indenture dated as of October 23, 2003

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

8.2	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters of Canadian federal income taxation.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of Norton Rose Fulbright Canada LLP (included in Exhibits 5.2 and 8.2 above).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/S/ Jason Drysdale
Name: Title:	Jason Drysdale Executive Vice-President and Treasurer

Date: July 23, 2024